Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THE SERVICEMASTER COMPANY

THE SERVICEMASTER COMPANY, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.             The present name of the Corporation is The ServiceMaster Company (the “Corporation”).

2.             The Corporation was originally incorporated under the name “ServiceMaster Incorporated of Delaware” by means of a Certificate of Incorporation filed on September 10, 1991.

3.             The Corporation’s Certificate of Incorporation is hereby amended and restated pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), so as to read in its entirety in the form attached hereto as Exhibit A and incorporated herein by this reference (Exhibit A and this Certificate collectively constituting the Corporation’s Amended and Restated Certificate of Incorporation).

4.             The amendment and restatement of the Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the DGCL, the Board of Directors of the Corporation having adopted resolutions setting forth such amendment and restatement, declaring its advisability, and directing that it be submitted to the stockholders of the Corporation for their approval; and the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted having consented in writing to the adoption of such amendment and restatement.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate on the 24th day of July, 2007.

THE SERVICEMASTER COMPANY

By:	/s/ Cristen Kogl
	Name:	Cristen Kogl
	Title:	Vice President, Deputy General
Counsel and Corporate Secretary

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

THE SERVICEMASTER COMPANY

ARTICLE ONE
NAME

1.1           The name of the corporation is The ServiceMaster Company.

ARTICLE TWO
REGISTERED OFFICE AND REGISTERED AGENT

2.1           The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle 19801.  The name of its registered agent at such address is Corporation Trust Company.  The corporation’s books, records, documents and other papers may be maintained outside the State of Delaware.

ARTICLE THREE
PURPOSE

3.1           The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR
AUTHORIZED SHARES

4.1           The total number of shares of all classes of capital stock which the corporation has the authority to issue is 1,000 shares of common stock with a par value of $0.01 per share.

ARTICLE FIVE
EXISTENCE

5.1           The corporation shall have perpetual existence.

ARTICLE SIX
DIRECTORS

6.1           The number of directors of the corporation shall be determined in the manner prescribed in the Bylaws of the corporation.  Elections of directors need not be by written ballot unless the Bylaws of the corporation so provide.

ARTICLE SEVEN
BYLAWS

7.1           The directors of the corporation shall have the power to amend or replace the Bylaws of the corporation.

ARTICLE EIGHT
LIMITATION ON DIRECTORS’ AND OFFICERS’ PERSONAL LIABILITY

8.1           Basic Standard.  No person shall have any liability of any kind by reason of Relevant Loss (defined below) caused in whole or in part by any act or failure to act which shall have occurred while such person shall have been an officer or director of the corporation except: (i) obligations arising under the express terms of any written contract to which such person is a party; (ii) the obligation to return to the corporation an amount up to the value actually realized by such person by stealing or by any other action which constitutes a criminal felony; (iii) any liability imposed by contract or applicable law which is founded on, arises from or is related to activities by such person (or such person’s agents or affiliates) which are in competition with any business of the corporation or any of its Affiliates; and (iv) any other liability from which it shall not be possible to exempt such person under applicable law either as constituted on the date on which this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of Delaware (the “Filing Date”) or at any time thereafter.  The term “Relevant Loss” designates and includes any loss, damage or expense of any kind (i) experienced for any reason by the corporation or by any entity controlled by the corporation (ii) which any person may experience by reason of any purchase (or failure to purchase), maintenance of an interest in, sale (or failure to sell) or failure to obtain payment of any amount due on any note, debenture, preferred stock, common stock or other security issued or issuable by the corporation or (iii) which shall otherwise be caused in whole or in part by or arise in connection with (or would not have occurred but for) such person’s service as a director or officer of the corporation.  Without limiting by implication the generality of the preceding provisions in this Section 8.1, every director of the corporation shall be exempt (except to the extent expressly set forth below) from any personal liability to the corporation or any of the corporation’s stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by (i) Section 102(b)(7) of the General Corporation Law of the State of Delaware as constituted on the Filing Date or (ii) any provision of the law of the State of Delaware as constituted at any time after the December 11, 1991.

8.2           Amount of Liability.  The maximum liability to which any person shall be obligated to pay with respect to any liability which such person shall have under clauses (ii) or (iv) in the first sentence in Section 8.1 shall be an amount equal to the value of the personal benefit wrongfully realized by such person by means of the act or failure to act giving rise to such liability.

8.3           Effect of Change in Law.  In the event there shall after December 11, 1991 be any change in any law relevant to the extent to which a person may be exempted from liability by reason of any act or failure to act which occurs while such person shall be an officer or director of the corporation, then (i) if such change permits a broader exemption than permitted prior to such change, the exemption provided by this Article Eight shall automatically be increased to the fullest extent which is permitted by such change and is not precluded by any of the express provisions in clauses (i), (ii), (iii) or (iv) of the first sentence of Section 8.1 and (ii) if such change reduces the amount of the exemption from liability it is possible to grant or provide to a director or officer, this Article Eight shall be construed to eliminate or minimize as much as possible the extent to which such change shall reduce the protection provided by this Article Eight.  Whenever possible, each provision in this Article Eight shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Article Eight shall be held to be prohibited by or invalid under applicable law, then (i) such provision shall be applied to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (ii) all other provisions in this Article Eight shall remain in full force and effect.

8.4           Amendment of this Article Eight.  The terms in this Article Eight are expressly intended to constitute a contract between the corporation and each person who shall at any time serve as an officer or director of the corporation.  Each person who shall at any time serve as an officer or director of the corporation shall be entitled to rely (and shall be conclusively presumed to have relied) upon the protection provided by this Article Eight.  No amendment or repeal of this Article Eight or of any other provision in this Certificate of Incorporation, no merger of the corporation into any other corporation, no liquidation or dissolution of the corporation or any other development of any kind shall diminish in any way the extent of the protection provided by this Article Eight with respect to any act or failure to act which shall have occurred prior to such amendment, repeal, merger, liquidation, dissolution or other development.

ARTICLE NINE
INDEMNIFICATION

9.1           Covered Service.

9.1.1  Basic Scope.  The term “Covered Service” designates and includes: (a) service as a director or officer of the corporation; (b) service by a person while he or she is an officer or director of the corporation (i) as an agent or representative of the corporation, (ii) in any other capacity with the corporation, (iii) as a director, officer, employee, agent or representative of, or in any other capacity with, any Affiliate, (iv) in any capacity with any Employee Plan, and (v) in any other capacity in which such person shall have been asked to serve by the corporation’s Board of Directors or Chief Executive Officer; (c) any services which constituted “Covered Service” under the Amended and Restated

Agreement of Limited Partnership for ServiceMaster Limited Partnership; and (d) any other service of any kind by any person with any organization or entity of any kind (whether or not affiliated with the corporation) which shall be designated in writing as Covered Service by a majority of the members of the corporation’s Board of Directors or by the corporation’s Chief Executive Officer.  Service shall be deemed to constitute “Covered Service” if it is so designated by the terms in the preceding sentence regardless of whether it shall have been performed prior to, at, or after the time this Article Nine shall have become part of the corporation’s Certificate of Incorporation.  Any person shall be entitled to rely upon any written confirmation provided by the Corporation’s Chief Executive Officer or by the Corporation’s Board of Directors that service by such person in any capacity specified in such confirmation will constitute Covered Service and to rely upon the protection afforded by this Article Nine in connection with such service.  In no event shall the failure to obtain any written confirmation that any service is covered by this Article Nine take away or in any way impair the right of the person providing such service to receive any payment under this Article Nine if such person is entitled to receive such payment in connection with such service under the provisions in this Article Nine.

9.1.2  Officer.  Service in any of the following capacities shall be deemed to be service as an officer of the corporation:  Chairman of the Board of Directors; Vice Chairman of the Board of Directors; President; Chief Executive Officer; Chief Operating Officer; Executive Vice President; Senior Vice President; Vice President;  Chief  Financial Officer; Chief Accounting Officer; General Counsel or Chief Legal Officer; Secretary, Treasurer; or Controller; or President or Chief Operating Officer of any Affiliate.

9.1.3  Affiliate.  Any corporation or other entity shall be deemed to be an “Affiliate” for purposes of this Article Nine if the corporation or other entity shall (i) be a subsidiary of the corporation or otherwise be controlled directly or indirectly by the corporation, (ii) have the right or power to control the corporation, or (iii) be controlled by the same corporation, entity or group which controls the corporation.

9.1.4  Employee Plan.  The term “Employee Plan” whenever it is used in this Article Nine designates and includes: (i) any pension plan, employee stock ownership plan, profit sharing plan, option plan or other plan or program established to benefit any employees of the corporation, any Affiliate, or any predecessor of the corporation or any Affiliate and (ii) any trust or other entity which shall hold any assets for any Employee Plan.

9.2           General Indemnification Right.  Except as otherwise provided in Section 9.3, the corporation shall indemnify any person against, and shall reimburse such person for any amount which such person shall pay to satisfy, settle or otherwise deal with, any attempt to impose any liability or obligation of any kind upon such person if such attempt or such liability or obligation or both shall arise in connection with or by reason of, or would not have arisen but for, Covered Service by such person (or any agreement by such person to serve as a director or officer of the corporation or to provide other Covered Service) including, but not limited to: (i) any claim resulting from any loss, injury, damage, harm or other disadvantage which the corporation, any Affiliate, any Employee Plan or any person who acquires, holds, or disposes of any interest in any security issued by the corporation suffers or is alleged to have suffered; (ii) any claim resulting from any act or failure to act by any person which is (or is alleged to be) beyond the scope of his or her authority, contrary to instructions or orders or contrary to his or her duties or applicable law; and (iii) any attempt by any governmental authority or other person to impose any fine or penalty or to obtain any other recovery by reason of any actual or alleged breach of any law or other governmental requirement.

9.3           Express Coverage Exclusions.  Except to the extent the corporation shall otherwise expressly agree in writing, the corporation shall not be obligated under this Article Nine to reimburse any person for or otherwise indemnify any person against: (a) any obligation the person may have under any written contract except to the extent such obligation arises by reason of any action taken by such person to satisfy, settle or otherwise deal with any claim against which such person is entitled to indemnification from the corporation under this Article Nine or otherwise; (b) any income taxes payable by reason of salary, bonus or other income or gain actually realized by such person in connection with any Covered Service; (c) any liability imposed by contract or applicable law which is founded on, arises from or is related to activities by such person (or such person’s agents or affiliates) which are in competition with any business of the corporation or any of its Affiliates; and (d) any obligation to pay an amount up to the value personally realized by such person by stealing or by any other action which constitutes a criminal felony.  Except as provided in Section 9.8 or Section 9.9, the corporation shall not be obligated under this Article Nine to indemnify any person in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors of the corporation.

9.4           Applicable Law.

9.4.1  “Delaware Law”  Defined.  The term “Delaware Law” whenever it is used in this Article Nine means the law of the State of Delaware (including, but not limited to, the General Corporation Law of the State of Delaware) as constituted after giving effect to all changes therein to which effect is to be given for purposes of this Article Nine under the provisions in Section 9.4.4.

9.4.2  Full Delaware Indemnification.  Without limiting by implication any other provision in this Article Nine, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the corporation, agreed to serve as a director or officer of the corporation or is or was providing any other Covered Service, whether the basis of such proceeding is alleged action in an official capacity as a director or officer of the corporation or in any other Covered Service position, shall, except as otherwise provided in Section 9.3, be indemnified and held harmless by the corporation to the fullest extent authorized by Delaware Law against all expense, liability and loss (including attorneys’ fees, judgments, fine, excise taxes or penalties arising under the Employee Retirement Income Security Act as amended from time to time and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer of the corporation or to provide any other Covered Service and shall inure to the heirs, executors and administrators of such person.

9.4.3  Compliance With Applicable Law.  This Article Nine is expressly intended to entitle each Covered Person to obtain indemnification and payments in accordance with and subject to the provisions of this Article Nine to the fullest extent permitted by applicable law and to waive or render inapplicable to the fullest extent permitted by applicable law any provision in applicable law which would impose any condition or limitation upon, or otherwise impair or prohibit the enforcement of, any provision in this Article Nine.  Every provision in this Article Nine is subject to the qualifications that if after giving effect to the provisions in the preceding sentence: (i)  applicable law prohibits the corporation from making any payment or providing any indemnification otherwise required by the express terms of this Article Nine unless any condition is satisfied, then the condition mandated by applicable law must be satisfied before such payment or indemnification may be provided; (ii) applicable law limits the amount of any payment or indemnification which the corporation may provide, then the corporation shall comply with such limitation; or (iii) applicable law otherwise precludes enforcement of any provision in this Article Nine, then such provision shall be applied to accomplish the objective of the provision as originally written to the fullest extent permitted by applicable law.  In no event shall any condition, limitation, or other restriction imposed upon any provision in this Article Nine by applicable law be deemed to limit, impair or eliminate any other provision in this Article Nine.

9.4.4  Effect of Changes in Applicable Law.  In the event that after December 11, 1991 there shall be any change in any law or other governmental requirement relevant to any provision in this Article Nine, then: (a) to the extent that such change shall increase the amount of any payment, indemnification or other benefit provided by Section 9.4.2 or any other provision in this Article Nine or shall reduce or eliminate any condition, limitation or prohibition imposed prior to such change by applicable law (but not also by Section 9.3) upon the enforcement of any provision in this Article Nine, (i) such change shall apply to this Article Nine, (ii) shall apply retroactively to the extent possible and (iii) any condition to, limitation upon or prohibition upon the enforcement of any provision in this Article Nine imposed by applicable law prior to such change but eliminated by such change shall cease to apply after such change to claims for indemnification or payment under this Article Nine based in whole or in part on any act or failure to act which occurred prior to or after such change and (b) to the extent that such change shall reduce the amount of any payment, indemnification or benefit provided by Section 9.4.2 or any other provision in this Article Nine or shall increase or impose any condition to, limitation upon, or prohibition against the enforcement of any right available to a Covered Person under this Article Nine, (i) this Article Nine shall be construed to be subject to such change to the least extent possible (such as for example by qualifying under any “grandfather” provision in such change and/or by evidencing the intent by the corporation, its Board of Directors and its stockholders that the corporation not be subject to such change) and (ii) such change shall to the extent possible not apply to impair rights arising in whole or in part by reason of any act or failure to act which occurred before such change became effective.

9.5           Covered Claim.  The term “Covered Claim” whenever it is used in this Article Nine designates and includes: (i) any action, suit, or proceeding (whether civil, criminal, administrative or investigative) in connection with which any person shall be entitled to any payment or indemnification under or by reason of this Article Nine and (ii) any other attempt to impose any liability or obligation upon any person in connection with which the corporation shall be obligated to provide any payment or indemnification under or by reason of this Article Nine.

9.6           Covered Person.  Each of the following shall be deemed a “Covered Person” for purposes of this Article Nine: (a) any person who served or shall serve at any time as a director or officer of the corporation and (b) any other person who provided or shall provide Covered Service at any time.  In the event any particular Covered Person shall become incapacitated or die, then (a) the corporation shall become obligated to provide indemnification and payments to each person to whom responsibility for any Covered Claim shall pass by reason of such incapacity or death to the same extent the corporation would have been obligated to provide indemnification and payments to the Covered Person if such incapacity or death had not occurred and (b) each person to whom the Covered Person’s rights shall pass by reason of such incapacity or death (i) shall be entitled to enforce all rights arising under or by reason of this Article Nine to the same extent to which the Covered Person could have enforced such rights if such incapacity or death had not occurred and (ii) shall also be deemed to be a “Covered Person” for purposes of this Article Nine.

9.7           Defense Arrangements.

9.7.1  Common Defense.  If any Covered Claim shall be asserted against both the corporation and any Covered Person then the corporation shall assume responsibility for investigating, defending against and dealing with such Covered Claim on behalf of both the corporation and such Covered Person if and to the extent the corporation shall be requested to do so by such Covered Person and to the extent the corporation can do so without conflict of interest.

9.7.2  Separate Defense.  Each Covered Person shall be entitled to defend against and deal with any Covered Claim which shall be asserted against such Covered Person in such manner as such Covered Person reasonably deems to be in such Person’s best interests, including retention of counsel to investigate and deal with such claim, payment of the full amount claimed, settlement of such claim or defense against such claim to ultimate resolution.

9.7.3  Reimbursement of Defense Costs.  The corporation shall reimburse any Covered Person for any payment made by such person for any legal fees or other expenses reasonably incurred by such person in order to investigate, evaluate, defend against, pay in full, settle or otherwise deal with (i) any Covered Claim or (ii) any development or state of facts which could give rise to a Covered Claim.

9.8           Payment Procedure.

9.8.1  Payment Request.  The person who is entitled under or by reason of this Article Nine to receive any payment (or to cause such payment to be made directly to an ultimate recipient pursuant to Section 9.11 of this Article Nine) shall be entitled to deliver to the corporation a written document which: (i) shall request payment from the corporation in an amount specified in the document; (ii) shall contain a succinct explanation which the person requesting such payment in good faith believes to be adequate to demonstrate that the corporation is obliged to make such payment under or by reason of this Article Nine; (iii) shall contain a commitment to repay the corporation any amount which the corporation shall pay in response to such request but which a Final Court Determination shall hold the corporation was not obligated to pay; (iv) shall specify the place within the United States to which any payment or communication made by the corporation in response to such request shall be sent; and (v) shall be signed by or on behalf of the person (who is herein called the “Requestor” in relationship to such document) entitled to receive the amount requested or to require the corporation to pay the amount requested under the provision in Section 9.11.  Any document having the characteristics described in the preceding sentence shall be deemed a “Payment Request” for purposes of this Article Nine, and the date upon which such document shall be received by the corporation shall be deemed the “Request

Date” for that Payment Request and any amount requested therein.  Each of the following shall be deemed to be an “amount requested” in any Payment Request: (a) the amount which the corporation shall be requested to pay in such Payment Request (which shall also be deemed the “Full Amount Requested” for purposes of this Article Nine); (b) any amount which the corporation shall pay in response to such Payment Request or the circumstance giving rise to such Payment Request (whether voluntarily, in settlement of a Contested Issue, as a result of a Final Court Determination or otherwise); and (c) any amount which the corporation shall be held in a Final Court Determination to be obligated to pay in response to such Payment Request or by reason of circumstances giving rise to such Payment Request.  Without limiting by implication the generality of the preceding provisions, any Covered Person shall be entitled to submit any number of Payment Requests in connection with any Covered Claim, each covering a portion of the total amount owed by the corporation in connection with such Covered Claim.  A Covered Person shall for example be entitled to submit a separate Payment Request covering each bill for legal services for which such Covered Person shall be entitled to reimbursement when such bill is received.

9.8.2  Position Report.  The term “Position Report” when applied with respect to any Payment Request means a written statement signed on behalf of the corporation by its Chief Executive Officer, Chief Financial Officer or General Counsel (a) affirming that the corporation has made such investigation as is necessary in order to enable the corporation to provide the Position Report on an informed basis, (b) identifying (i) any condition which the corporation believes must be satisfied before the corporation will be obligated to pay all or any part of the Full Amount Requested, (ii) any other action which the corporation believes must be taken by the corporation, the Requestor or any other person before the corporation will become obligated to pay any amount requested, (iii) any other reason the corporation believes it is not obligated to pay all or any part of the Full Amount Requested, and (iv) the actions the corporation has taken or intends to take in response to the requirements in Section 9.8.4 and the status of such actions.

9.8.3  Initial Response.  The “Initial Response Deadline” for any Payment Request shall be the tenth day immediately following the Request Date.  Payment by the corporation of the Full Amount Requested in any Payment Request shall be due on the Initial Response Deadline unless the corporation shall on or before the Initial Response Deadline deliver to the place prescribed in the Payment Request a Position Report among other things explaining why the corporation believes it is not obligated to pay the Full Amount Requested on or before the Initial Response Deadline.  Not later than the Initial Response Deadline for any Payment Request, the corporation shall deliver to the place specified in a Payment Request either (a) payment of the Full Amount Requested or (b) all of the following:  (i) a Position

Report prepared in accordance with Section 9.8.2 in response to such Payment Request and (ii) payment for any portion of the Full Amount Requested for which the corporation shall not have provided in its Position Report any good reason to believe the corporation is not obligated to make such payment on the Initial Response Deadline.  Without limiting by implication the generality of the preceding provisions, the corporation shall become irrevocably and unconditionally obligated to pay on the Initial Response Deadline relating to any Payment Request any portion of the Full Amount Requested for which the corporation shall not supply in a Position Report or shall not supply any Position Report delivered in accordance with the requirements in this Section 9.8.3 a good reason to believe the corporation is not obligated to pay such portion on the Initial Response Deadline, and the corporation shall not thereafter have the right to contest its obligation to pay such portion.

9.8.4  Conditions Clearance.  The Final Response deadline for any Payment Request shall be the 30th day after the Request Date for that Payment Request.  If the corporation shall conclude that any determination by its Board of Directors shall be required to enable the corporation to determine whether or not it will be able to pay any amount requested, then the corporation shall obtain such determination not later than the Final Response Deadline, and if the corporation shall not have obtained on or before the Final Response Date a determination by its Board of Directors on any given issue relevant to any Payment Request, the corporation shall be deemed to have waived the right to obtain the determination from its Board and the relative rights and obligations of the corporation and the Requestor shall on the Final Response Deadline become what they would have been if the Board had resolved such issue in favor of the Requestor.  The Corporation shall promptly advise the Requestor of any other information from the Requestor which the Requestor believes necessary (i) to enable the corporation to pay the Full Amount Requested or (ii) to cause the corporation to become obligated to pay all or any part of the Full Amount Requested.  The corporation shall in addition at its expense use its best efforts to take or cause to be taken promptly such other actions as shall be necessary (i) to determine whether it is required to make all or any part of the Full Amount Requested and (ii) to cause any amount requested which the Corporation is obligated to pay to be paid as soon as possible after the conditions to such payment are satisfied.  If the corporation shall not have paid the Full Amount Requested on or before the Final Response Deadline, the corporation shall provide the Requestor a Position Report on the Final Response Deadline and shall provide the Requestor with subsequent Position Reports thereafter as often as the Requestor shall reasonably request (which if the Requestor shall request shall not in any event be supplied less frequently than at 30-day intervals) until the corporation shall have completed all actions the corporation is obligated to take on under or by reason of this Section 9.8.4.

9.8.5  Freedom for Action.  Neither the corporation, any member of its Board of Directors nor any other person shall have any liability by reason of any decision to pay any amount requested or any payment of any amount requested unless (i) the decision to make such payment shall have been made in bad faith, (ii) there shall be a Final Court Determination concluding that the corporation was prohibited by this Article Nine or by applicable law from making such payment, (iii) such person’s action constitutes gross negligence or willful misconduct, and (iv) all other requirements necessary to hold such person liable by reason of such payment (after giving effect among other things to all other provisions in this Certificate of Incorporation, the corporation’s Bylaws and applicable law) are satisfied.

9.8.6  Resolution of Contested Issues by Designated Counsel.

9.8.6.1  Designation.  If the corporation and any Requestor who shall have delivered any Payment Request shall agree in writing that any lawyer or law firm shall serve as Designated Counsel, the such lawyer or law firm shall be Designated Counsel to the extent prescribed in such agreement.  Without limiting by implication the generality of the preceding sentence, if the corporation and any Covered Person shall enter into a written agreement under which they shall agree that any law firm designated in (or in a manner prescribed in) such agreement shall serve as Designated Counsel for purposes of any issue relevant to whether the corporation is obligated or entitled to make any payment requested by the Covered Person (whether pursuant to this Article Nine or otherwise and including, but not limited to, issues which have not arisen or are unknown at the time such agreement shall be made), then such law firm shall serve as Designated Counsel for the purpose of issues involving the corporation and that Covered Person to the extent prescribed by that agreement.

9.8.6.2  Designated Counsel’s Opinion.  If the corporation shall not have paid the Full Amount Requested in any Payment Request on or prior to the Initial Response Deadline for that Payment Request, and if a Designated Counsel shall have been appointed pursuant to Section 9.8.6.1 with authority to determine whether and to what extent the corporation shall be obligated to pay the Full Amount Requested, then the corporation shall use its best efforts to cause the Designated Counsel to issue on the Final Response Deadline or as soon thereafter as reasonably possible a letter addressed to the corporation and the Requestor in which the Designated Counsel shall render an opinion as to what the final outcome would be if all issues upon which the corporation and the Requestor disagree relevant to determining whether and to what extent the corporation is required to pay the Full Amount Requested were determined by a Final Court Determination.  In rendering such opinion, such counsel shall have the right to render any determination under Section 145(d) of the Corporation Law relevant to such request (and shall do so if either the corporation or the Requestor requests it to do so), and if such counsel shall make any such determination which differs from the determination by the corporation’s Board of Directors or stockholders, such counsel’s determination shall supersede the determination by the Board and/or the stockholders and shall control.  Within 5 days after the Designated Counsel’s opinion is issued, (i) the corporation shall pay to the Requestor such amount as in the opinion of the Designated Counsel the corporation would be obligated to pay if all issues relevant to the Payment Request involved were resolved by a Final Court Determination and (ii) the corporation shall not thereafter have the right to contest its obligation to make such payment.  For purposes of this Article Nine, the term “Section 145(d) of the Delaware Corporation Law” means the provisions in Section 145(d) of the General Corporation Law of the State of Delaware as constituted after giving effect to all changes in that section which shall have occurred between December 11, 1991 and the time at which such section shall be applied; provided that if Section 145(d) shall be replaced by any other statute, then the term shall be construed to refer to the replacement statute as constituted at the time as of which the term shall be applied.

9.8.6.3  Designated Counsel Not Guarantor.  No lawyer or law firm which shall be designated as Designated Counsel under this Article Nine shall have any liability to the corporation, any Covered Person or anyone else (i) by reason of the fact that the Final Court Determination of any issue covered by such opinion shall for any reason be different from the outcome predicted in any opinion by such counsel or (ii) for any other act or failure to act under or in connection with this Article Nine.

9.8.6.4  Designated Counsel Fees.  The corporation shall pay all charges made by any Designated Counsel for services performed in connection with this Article Nine.  If the corporation shall fail to promptly make any payment required by the preceding sentence, then any Covered Person interested in any issue decided by such counsel may elect to make such payment, and if any Covered Person does so, (i) such Covered Person shall be entitled to immediate reimbursement from the corporation for such payment and (ii) such payment shall be deemed a Collection Cost.

9.8.7  Court Contest.

9.8.7.1  Basic Contest Right.  If for any reason the corporation shall not pay the Full Amount Requested in any Payment Request on or

before the Final Response Deadline, then the Requestor shall be entitled to obtain a determination from the court designated in Section 9.8.7.2 on any issue (herein called a “Contested Issue”) relevant to whether the corporation is obligated to pay any amount requested in any Payment Request on or prior to the Final Response Deadline.  The Requestor’s right to obtain a final Court Determination shall not be impaired to any extent by any determination by the corporation’s Board of Directors, stockholders or Designated Counsel, but rather the court shall not be bound or affected by any determination by the Board, stockholders or Designated Counsel which shall be adverse to the Requestor and shall be entitled to decide each Contested Issue as if no such adverse determination had been made.  The corporation shall not however be entitled to contest any determination by its Board, stockholders or Designated Counsel in favor of the Requestor.

9.8.7.2     Court.

(a)  Delaware State Courts.  If the Requestor shall request that any Contested Issue be determined by the Delaware state courts and shall submit to the jurisdiction of such courts, then the corporation shall be subject to the jurisdiction of such courts for purposes of resolving the Contested Issue, and such issue shall be decided by the Delaware Court of Chancery (or such other Delaware state court which shall have jurisdiction over the subject matter involved), provided that if either party shall make an appropriate appeal from a decision by the state court in Delaware by which such issue shall first be decided, the Contested Issue shall be resolved by the highest court which shall have decided such issue after all appeal rights shall have been exercised or shall have expired.

(b)  Delaware Federal Court.  If the Requestor shall request that any Contested Issue be determined by the United States District Court in the State of Delaware and shall submit to the jurisdiction of such court, then the corporation shall be subject to the jurisdiction of such court for purposes of resolving the Contested Issue, and such issue shall be decided by the United States District Court in the State of Delaware, provided that if either party shall make an appropriate appeal from a decision by the United States District Court in the State of Delaware by which such issue shall first be decided, then the Contested Issue shall be resolved by the highest court which shall have decided such issue after all appeal rights have been exercised or shall have expired.

(c)  Other Court.  If the Requestor shall not request that any Contested Issue be resolved in the courts specified in paragraph (a) or (b) in this Section 9.8.7.2, then the Contested Issue may be resolved by any court having jurisdiction over the Requestor, the corporation and the Contested Issue (including, but not limited to, any court specified in paragraph (a) or (b) of this Section 9.8.7.2 which has such jurisdiction).

9.8.7.3     Burden of Proof.  The burden of proof on each Contested Issue shall rest with the corporation.  Each court shall decide each Contested Issue in favor of the Requestor unless the corporation is able to establish in a clear and convincing manner that on the basis of the facts and the law involved such issue must be resolved in favor of the corporation.

9.8.7.4     Final Court Determination.  For purposes of this Article Nine, the term “Final Court Determination” as applied to any issue between the corporation and any other person means the decision rendered by the highest court having jurisdiction over such issue, the corporation and such other person which shall have decided such issue after all appeal rights shall have been exhausted or shall have expired.

9.8.8  Alternative Methods to Obtain Payment.  The purpose of this Section 9.8 is to prescribe one clear procedure which any Covered Person shall be entitled to use to seek to obtain any amount which may be due to such person from the corporation under or by reason of this Article Nine.  It is not intended however that this Section 9.8 preclude any Covered Person from pursuing any other procedure, or method or right which may be available to such Covered Person to obtain any payment which may be owed to such person by the corporation.

9.9           Collection Costs.  If the corporation shall fail to pay any amount requested in a Payment Request submitted by a Covered Person within ten days after the Request Date, then the Covered Person who shall have sought payment of the amount requested shall be entitled to receive from the corporation at the earlier of the time at which a Final Court Determination shall be rendered finding that the corporation is obligated to pay the amount requested or the time at which the amount requested shall be made all attorneys’ fees and other expenses reasonably incurred by any Covered Person to seek to obtain the amount requested.

9.10         Interest.

9.10.1      Basic Requirement.  The corporation shall pay interest on each amount owed by the corporation under this Article Nine at the time, to the person, and at the rate prescribed by this Section 9.10.

9.10.2      Accrual Period.

9.10.2.1  Indemnification Payments.  Interest shall start to accrue on any amount the corporation shall pay or shall be required to pay under this Article Nine other than a Collection Cost or interest on the eleventh day after the Request Date for such amount.  Without limiting by implication the generality of the preceding sentence, if the amount the corporation shall ultimately pay or be required to pay as a result of any Payment Request shall be less than the Full Amount Requested in such Payment Request (whether by reason of settlement, Final Court Determination or otherwise), then interest shall accrue on the amount the corporation shall ultimately pay or be required to pay beginning on the eleventh day after the receipt by the corporation of the Payment Request.

9.10.2.2  Collection Costs.  Interest shall begin to accrue on any Collection Cost at the time such Collection Cost shall have been paid by the person by whom it was incurred.

9.10.2.3  Compounding.  Interest accrued under this Article Nine shall compound at the beginning of each calendar quarter, i.e., on each January 1, April 1, July 1, and October 1.  Interest shall begin to accrue at the rate prescribed by Section 9.10.5 on all interest which shall have accrued prior to such date under this Article Nine but which shall not have been paid prior to such date.

9.10.2.4  End of Accrual Period.  Interest shall cease to accrue on any amount owed under this Article Nine when such amount shall be paid.  Unless the recipient of any payment made under this Article Nine shall otherwise agree in writing, such payment shall be applied first to satisfy interest owed to such recipient and the balance, after all accrued interest owed to such recipient shall have been paid, shall be applied to principal.

9.10.3      Due Date.  Interest accrued under this Section 9.10 shall be due and payable at the same time at which the amount on which it has accrued shall be due and payable.

9.10.4  Recipient.  The person entitled to receive payment from the corporation for any amount owed under this Article Nine shall also be entitled to receive interest which shall accrue on such amount.

9.10.5  Accrual Rate.  Interest shall accrue during any given calendar quarter at a rate exactly four percent per annum higher than the yield to maturity on treasury bills with a 13-week maturity sold by the United States government on the first day of such quarter (or if no treasury bills shall be sold on the first day of such quarter, on such treasury bills sold on the latest date on which treasury bills with a 13-week maturity shall have been sold by the United States Government prior to the first day in such quarter).  In the event for any reason the United States Government shall not sell treasury bills with a 13-week maturity within one month prior to the beginning of any calendar quarter, then interest shall accrue under this Section 9.10. for that quarter at a rate equivalent to the rate intended by this Section 9.10.5.

9.10.6  Secondary Interest.  In the event any Covered Person shall obtain a loan to provide funds to pay any amount for which such Covered Person shall be reimbursed by the corporation or be held in a Final Court Determination to be entitled to be reimbursed by the corporation or shall otherwise obtain credit in connection with such amount (such as arrangements under which charges for legal services for which the corporation shall pay or be obligated to pay under or by reason of this Article Nine are deferred by the lawyers providing those services in exchange for an interest charge running from the time the services generating the charges were rendered to the time at which payment for those charges is received), then the corporation shall be obligated to pay all interest which shall accrue on such loan or credit.

9.11         Direct Payments.  In any case in which a Covered Person would be entitled to receive reimbursement under this Article Nine for any amount if such amount were paid by such Covered Person to the person (herein called the “ultimate recipient”) to whom it shall be owed by the Covered Person, then the Covered Person may elect to direct the corporation to make the payment directly to the ultimate recipient, and if the Covered Person so directs, the corporation shall make such payment directly to the ultimate recipient in accordance with such direction.

9.12         Coverage Scope.  Every person who shall at any time serve as a director or officer of the corporation or who shall otherwise constitute a Covered Person under the definition provided in Section 9.6 shall be entitled to rely (and shall be conclusively presumed to have relied) upon the protection afforded by this Article Nine.  This Article Nine is expressly intended among other things to induce persons to serve the corporation or to continue to serve the corporation.  This Article Nine is expressly intended to constitute a contract between the corporation and every person who shall at any time serve as a director or officer of the corporation or who shall otherwise constitute a

Covered Person under the definition provided in Section 9.6.  This Article Nine is expressly intended to provide protection on both a “claims incurred” basis and a “claims made” basis, and therefore (without limiting by implication the scope of the preceding provisions in this Article Nine): (i) no repeal or modification of any provision in this Article Nine or any right arising under this Article Nine shall be effective to take away or in any way impair any right which any person would have had under this Article Nine in the absence of such repeal or modification with respect to any liability or expense which such person would not have incurred but for any act or failure to act which shall have occurred prior to such repeal or modification or which shall otherwise arise out of such act or failure to act; (ii)  the termination of a person’s service as a director or officer of the corporation or the termination of any other Covered Service by any person shall not take away or in any way impair such person’s right to receive payments under this Article Nine; (iii)  a person shall be entitled to receive compensation to which such person is entitled under the provisions of this Article Nine even if the act or failure to act giving rise to the claim for such compensation shall have occurred prior to the time this Article Nine became part of the corporation’s Certificate of Incorporation; and (iv) if the corporation shall merge into any corporation or other entity, the successor corporation or other successor entity shall after such merger have all obligations which the corporation would have had under or by reason of this Article Nine if it had remained in effect and been assumed by the successor.

9.13         Separate Indemnification Contract.  Any officer of the corporation or any member of its Board of Directors shall have the right and power to execute on behalf of the corporation any written contract with any other person providing indemnification or other protection to such other person in connection with service by such other person as a director or officer of the corporation or in connection with any other Covered Service by such person, and any such contract shall be legal, valid and binding upon the corporation and shall be enforceable against the corporation in accordance with its terms to the maximum extent permitted by this Article Nine or by applicable law, if it shall be approved by a majority of the members of the corporation’s Board of Directors exclusive of the person to whom indemnification is provided by such contract.  The rights of any person under any particular contract made in accordance with the provisions of the preceding sentence shall not be impaired or eliminated (i) by reason of the fact that all or any one or more of the members of the Board who approved such contracts shall be parties to contracts affording them similar protection (regardless of when those other contracts shall have been approved or signed) or shall otherwise have been provided with protection similar to that provided in the particular contract or shall be subject to the same claims against which the particular contract is intended to protect or (ii)  for any other reason whatsoever.  It is expressly intended that each person with whom the corporation shall enter into a written contract to provide indemnification or other protection in connection with such person’s service as an officer or director of the corporation or in connection with other Covered Service by such person shall be entitled to rely upon (and shall conclusively be presumed to have relied upon) the rights which such contract purports to provide to such person.  No separate written contract shall however be necessary in order for any person to obtain any indemnification or payment to which this Article Nine purports to entitle such person, and any Covered Person who has no separate contact of any kind with the corporation shall be entitled to receive all indemnification, payments and other benefits which the provisions in this Article Nine other than this Section 9.13 purport to provide to such Covered Person.

9.14         Indemnification Hereunder Not Exclusive.  The rights to indemnification and payment provided by this Article Nine shall not be deemed exclusive of any other right of any kind which any person may have or at any time acquire under or by reason of any other provision in this Certificate of Incorporation, the corporation’s Bylaws, any agreement, any law or other action by any governmental authority, or otherwise.

9.15         Insurance.  The corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving in any other capacity with the corporation, any Employee Plan or any other organization against any expense, liability or loss whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the provisions of this Article Nine, under applicable law or otherwise.

ARTICLE TEN
CORPORATE OPPORTUNITY

10.1         To the fullest extent permitted by Section 122(17) of the DGCL and except as may be otherwise expressly agreed in writing by the Corporation and any of Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CD&R Parallel Fund VII, L.P., BAS Capital Funding Corporation, Banc of America Capital Investors V, L.P., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., CPE Co-Investment (ServiceMaster) LLC and J.P. Morgan Ventures Corporation and their respective affiliates (each, a “Sponsor”) with respect to such Sponsor, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities, that are from time to time presented to any of the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the Corporation and its subsidiaries), even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and no such person shall be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries unless, in the case of any such person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Corporation.  Any person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Ten.  Neither the alteration, amendment or repeal of this Article Ten nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article Ten shall eliminate or reduce the effect of this Article Ten in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article Ten, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

ARTICLE ELEVEN
AMENDMENTS

11.1         The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the General Corporation Law of the State of Delaware, and all rights conferred upon stockholders, directors and officers herein are granted subject to this reservation.